Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

An Open letter from the employees of san jose water.
San jose water CAL WATER’S MISINFORMATION CAMPAIGN We live in contentious times and it should come as no surprise that others are seeking to exploit this change for their own special interests. To be specie: a company made up of many small water systems called Cal Water is attempting nothing less than a hostile takeover of our company. We’re proud our Board rejected Cal Water’s corporate ploy and hope you will too. Where Cal Water is offering nothing more than vague promises under a “non-binding indication of interest,” our planned merger of equals will create significant and tangible benefits to everyone involved: Stockholders. Employees. Local business partners. And, of course, customers like you. For more information, please visit: Forward Looking Statements Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s and amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” Connecticut Water’s overall businesses, including those more fully described in SJW Group’s and Connecticut Water’s SEC “expects,” “may,” or “will,” or other comparable terminology. The accuracy of such statements is subject to risks, uncertainties filings. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither and assumptions including, but not limited to: the risk that conditions to the transaction are not satisfied, including receipt of SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any required shareholder or regulatory approvals; the risk that the anticipated tax treatment is not obtained; the effect of water, utility, forward-looking statements. environmental and other governmental policies and regulations; litigation relating to the transaction; uncertainties as to the Additional Information and Where to Find It timing of the consummation of the transaction and each party’s ability to consummate the transaction; risks that the transaction In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with disrupts the parties’ current plans and operations or their ability to retain and hire key personnel; competitive responses to the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that transaction; unexpected costs, charges or expenses; potential adverse reactions or changes to business relationships resulting also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut from the transaction; the ability to achieve expected growth prospects and synergies, as well as delays, challenges and expenses Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for in integrating the companies; and legislative and economic developments. These risks, as well as other risks associated with the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION BETTER TOGETHER. HOW WE ARE IMPROVING OUR SERVICE FOR THE NEXT 152 YEARS. t San Jose Water, we are proud to have climate; and making sure you get delicious shared our hometown’s history, values, drinking water every time you turn on the tap. A and aspirations–even its name–for Our plan: merge with another water more than a century-and-a-half. In fact, as company that shares our vision, mission, one of the state’s oldest local water companies, culture, and commitment to a forward-we’ve played a key role in helping our looking perspective. Use these combined community grow from “the Valley of Heart’s resources to continuously strengthen local Delight,” to the extraordinary reality that is service. Enhance what we already do. Prepare Silicon Valley. to deliver even better service in the years to Along the way, we’ve been grateful come. And, at the lowest possible rates. for the opportunity to provide safe, high Together, San Jose Water and quality, and reliable water that delivers public Connecticut Water will result in the third health protection, re protection, economic largest investor-owned water and wastewater prosperity, and contributes to the quality of utility in the United States, and remain life we all enjoy. That hasn’t always been the headquartered in San Jose. But we will be easiest job; after all, we live in a drought- and second to none when it comes to meeting earthquake-prone region. the expectations of our customers–present Still, we’ve always viewed our and future. responsibilities as a promise to the people As employees, we’d also like to point we serve. And we always, unshakably, keep out that this merger will preserve San Jose our promises. Water’s relationships with union and non-That’s why we’re embarking on an union members of our team. Let us put this exciting new path that will allow us to in the boldest terms possible: there will be enhance each and every aspect of our no layoffs. operations: investing in essential new After all, we’ve been San Jose’s water infrastructure to strengthen delivery systems; company for the past 152 years. Now we’re integrating advanced technologies to getting ready for the next 152 years. Join us. maximize water eciencies, environmental stewardship, and public health; preparing Sincerely, for the inevitable challenges of a changing The Employees of San Jose Water CAL WATER’S CLAIMS FACTS Cal Water’s hostile takeover No cost savings are quantified, and any savings would be diluted across means cost savings. Cal Water’s more than two dozen separate small systems. Cal Water questions a merger of Cal Water omits the fact that they recently pursued an East Coast water companies on the left and right acquisition and merger. Given that, how can they now question our merger coasts. with Connecticut Cal Water is prepared to take on Cal Water will need to incur substantial indebtedness to purchase San Jose the financing necessary for the Water shares. They do not bother to discuss how this debt will affect hostile takeover. service, infrastructure improvements, and service to customers. Cal Water questions whether a “Do as I say, not as I do” isn’t a great way to earn trust, especially since utility can effectively operate water Cal Water has tiny systems spread throughout California, New Mexico, systems in multiple locations. Washington and Hawaii. Cal Water’s takeover will result in no His word is nice, but unless Cal Water can explain how they will service the layoffs below the executive level; CEO acquisition debt, we believe employee layoffs and job losses are inevitable. says, “you have my word” on that. www.sjwgroup.com and www.sjw-ctws.com. STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/ prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

An Open letter from the employees of san jose water.
San jose water CAL WATER’S MISINFORMATION CAMPAIGN We live in contentious times and it should come as no surprise that others are seeking to exploit this change for their own special interests. To be specie: a company made up of many small water systems called Cal Water is attempting nothing less than a hostile takeover of our company. We’re proud our Board rejected Cal Water’s corporate ploy and hope you will too. Where Cal Water is offering nothing more than vague promises under a “non-binding indication of interest,” our planned merger of equals will create significant and tangible benefits to everyone involved: Stockholders. Employees. Local business partners. And, of course, customers like you. For more information, please visit: Forward Looking Statements Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s and amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” Connecticut Water’s overall businesses, including those more fully described in SJW Group’s and Connecticut Water’s SEC “expects,” “may,” or “will,” or other comparable terminology. The accuracy of such statements is subject to risks, uncertainties filings. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither and assumptions including, but not limited to: the risk that conditions to the transaction are not satisfied, including receipt of SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any required shareholder or regulatory approvals; the risk that the anticipated tax treatment is not obtained; the effect of water, utility, forward-looking statements. environmental and other governmental policies and regulations; litigation relating to the transaction; uncertainties as to the Additional Information and Where to Find It timing of the consummation of the transaction and each party’s ability to consummate the transaction; risks that the transaction In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with disrupts the parties’ current plans and operations or their ability to retain and hire key personnel; competitive responses to the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that transaction; unexpected costs, charges or expenses; potential adverse reactions or changes to business relationships resulting also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut from the transaction; the ability to achieve expected growth prospects and synergies, as well as delays, challenges and expenses Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for in integrating the companies; and legislative and economic developments. These risks, as well as other risks associated with the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION BETTER TOGETHER. HOW WE ARE IMPROVING OUR SERVICE FOR THE NEXT 152 YEARS. t San Jose Water, we are proud to have climate; and making sure you get delicious shared our hometown’s history, values, drinking water every time you turn on the tap. A and aspirations–even its name–for Our plan: merge with another water more than a century-and-a-half. In fact, as company that shares our vision, mission, one of the state’s oldest local water companies, culture, and commitment to a forward-we’ve played a key role in helping our looking perspective. Use these combined community grow from “the Valley of Heart’s resources to continuously strengthen local Delight,” to the extraordinary reality that is service. Enhance what we already do. Prepare Silicon Valley. to deliver even better service in the years to Along the way, we’ve been grateful come. And, at the lowest possible rates. for the opportunity to provide safe, high Together, San Jose Water and quality, and reliable water that delivers public Connecticut Water will result in the third health protection, re protection, economic largest investor-owned water and wastewater prosperity, and contributes to the quality of utility in the United States, and remain life we all enjoy. That hasn’t always been the headquartered in San Jose. But we will be easiest job; after all, we live in a drought- and second to none when it comes to meeting earthquake-prone region. the expectations of our customers–present Still, we’ve always viewed our and future. responsibilities as a promise to the people As employees, we’d also like to point we serve. And we always, unshakably, keep out that this merger will preserve San Jose our promises. Water’s relationships with union and non-That’s why we’re embarking on an union members of our team. Let us put this exciting new path that will allow us to in the boldest terms possible: there will be enhance each and every aspect of our no layoffs. operations: investing in essential new After all, we’ve been San Jose’s water infrastructure to strengthen delivery systems; company for the past 152 years. Now we’re integrating advanced technologies to getting ready for the next 152 years. Join us. maximize water eciencies, environmental stewardship, and public health; preparing Sincerely, for the inevitable challenges of a changing The Employees of San Jose Water CAL WATER’S CLAIMS FACTS Cal Water’s hostile takeover No cost savings are quantified, and any savings would be diluted across means cost savings. Cal Water’s more than two dozen separate small systems. Cal Water questions a merger of Cal Water omits the fact that they recently pursued an East Coast water companies on the left and right acquisition and merger. Given that, how can they now question our merger coasts. with Connecticut Cal Water is prepared to take on Cal Water will need to incur substantial indebtedness to purchase San Jose the financing necessary for the Water shares. They do not bother to discuss how this debt will affect hostile takeover. service, infrastructure improvements, and service to customers. Cal Water questions whether a “Do as I say, not as I do” isn’t a great way to earn trust, especially since utility can effectively operate water Cal Water has tiny systems spread throughout California, New Mexico, systems in multiple locations. Washington and Hawaii. Cal Water’s takeover will result in no His word is nice, but unless Cal Water can explain how they will service the layoffs below the executive level; CEO acquisition debt, we believe employee layoffs and job losses are inevitable. says, “you have my word” on that. www.sjwgroup.com and www.sjw-ctws.com. STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/ prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the shareholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and will be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.